Filed by: Science Applications International Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Science Applications International Corporation

Registration No.: 000-12771

FIRST SUPPLEMENT TO AMENDED AND RESTATED SUPPLEMENTAL Q&A

In this First Supplement to the amended and restated Supplemental Q&A, we use the terms “SAIC,” “we,” “us” and “our” to refer to Science Applications International Corporation or SAIC, Inc. when the distinction between the two companies is not important. When the distinction is important to the discussion, we use the term “Old SAIC” to refer to Science Applications International Corporation and “New SAIC” to refer to SAIC, Inc. In addition, we sometimes refer to the common stock of Science Applications International Corporation as “Old SAIC common stock,” and when the distinction is important, “class A common stock” and “class B common stock.” We also sometimes refer to the class A preferred stock of SAIC, Inc. as “new class A preferred stock” and to the common stock of SAIC, Inc. as “new common stock.”

REVISED Q&A

The following questions and answers have been revised and supersede the same numbered questions and answers in the amended and restated Supplemental Q&A filed with the SEC on May 8, 2006.

Q12. What will I be entitled to receive in the merger? Updated 25 July 2006

A. In the merger, each share of outstanding class A common stock will be converted into the right to receive two shares of new class A preferred stock and each share of outstanding class B common stock will be converted into the right to receive 40 shares of new class A preferred stock. However, we have changed the percentage of shares of series A-1 and series A-2 of new class A preferred stock that you will receive upon exchange of your shares of Old SAIC common stock from the percentages proposed in the original proxy statement/prospectus for the December 16, 2005 special stockholders’ meeting. Under the current proposal, you will receive 20 percent in series A-1 preferred stock, 20 percent in series A-2 preferred stock, 30 percent in series A-3 preferred stock and 30 percent in series A-4 preferred stock (as compared to the allocation proposed in the proxy statement/prospectus for the December 16, 2005 special stockholders’ meeting of 10 percent in series A-1 preferred stock, 30 percent in series A-2 preferred stock, 30 percent in series A-3 preferred stock and 30 percent in series A-4 preferred stock). Also, the transfer restriction period for series A-1 preferred stock has been changed in the current proposal to 90 days from completion of our IPO (as compared to the fixed date of April 1, 2006 proposed for series A-1 preferred stock in the proxy statement/prospectus for the December 16, 2005 special stockholders’ meeting). See Questions 45, 46, 47, 48 and 49 for a description of the transfer restrictions applicable to each series (A-1, A-2, A-3 and A-4) of new class A preferred stock. Under this new proposal, of the shares of new class A preferred stock you receive in the merger:

•	20 percent will be designated series A-1 preferred stock with transfer restrictions expiring 90 days after our IPO

•	20 percent will be designated series A-2 preferred stock with transfer restrictions expiring 180 days after our IPO

•	30 percent will be designated series A-3 preferred stock with transfer restrictions expiring 270 days after our IPO

•	30 percent will be designated series A-4 preferred stock with transfer restrictions expiring 360 days after our IPO

For example, a stockholder holding 1,000 shares of class A common stock will be entitled to receive the following shares of new class A preferred stock in the merger:

•	400 shares of series A-1 preferred stock

•	400 shares of series A-2 preferred stock

•	600 shares of series A-3 preferred stock

•	600 shares of series A-4 preferred stock

A stockholder holding 1,000 shares of class B common stock will be entitled to receive the following shares of new class A preferred stock in the merger:

•	8,000 shares of series A-1 preferred stock

•	8,000 shares of series A-2 preferred stock

•	12,000 shares of series A-3 preferred stock

•	12,000 shares of series A-4 preferred stock

While the conversion will be on a per share basis, the allocation of the new class A preferred stock among the four series will be completed on an account-by-account basis. For example, if shares of Old SAIC common stock are held both individually and in a trust, the new class A preferred stock will be allocated among the four series separately for each account. Moreover, all shares of new class A preferred stock that are issued to a single account will be aggregated and allocated among the four series, even if the shares of Old SAIC common stock that were held in that account were acquired at different times or in a different manner (e.g. an option exercise).

Except for the transfer restrictions that we describe below, each share of new class A preferred stock will be identical

Q15. What are the U.S. tax consequences of the merger? Updated 25 July 2006

A. In the opinion of our outside legal counsel, Heller Ehrman LLP, the exchange of your class A and class B common stock for new class A preferred stock pursuant to the merger will not be a taxable transaction for you for federal income tax purposes. It is conceivable that the Internal Revenue Service (IRS) would seek to have the special dividend and the merger treated as part of a single integrated transaction for federal income tax purposes in which you are exchanging your Old SAIC shares for a combination of cash and the new class A preferred stock rather than giving the dividend independent significance. If the IRS asserts this position and if this position is ultimately sustained, any gain you realize on the exchange would be taxable to the extent of the amount of the cash received as a special dividend. For this purpose, the gain you realize would be equal to the value of the Old SAIC stock at the time of the merger over your tax basis in that stock. The taxable gain recognized would be long-term capital gain, if you held the Old SAIC stock for more than one year at the time of the merger, and short-term capital gain, if your holding period was one year or less. To the extent the cash received is in excess of the gain you realize in the transaction, the remaining cash would be treated as a non-taxable return of your investment in the Old SAIC stock (to the extent thereof) and would reduce your basis in the new class A preferred stock received in the merger. If the special dividend is treated as additional amount paid for your shares in the merger, it would not be treated as a dividend for federal income tax purposes.

Q17. If I submitted my proxy or voting instructions for the special meeting originally scheduled for December 16, 2005, do I need to submit a new proxy or voting instructions for the upcoming special meeting? Updated 25 July 2006

A. Yes. None of the proxies or voting instructions received by Old SAIC that accompanied the original proxy statement/prospectus, or received by the Internet or telephone pursuant to instructions in the original proxy statement/prospectus, for the December 16, 2005 meeting can be voted at the upcoming special meeting. In order for your vote to be counted at the upcoming special meeting, you must submit a new proxy or voting instructions by the Internet, telephone or mail, or vote in person at the meeting.

Q22. What impact will the Greek Olympic contract have on the timing for completion of the IPO? Updated 25 July 2006

A. We initially scheduled a special meeting of our stockholders for December 16, 2005 to consider and vote on the merger and IPO related proposals. Our board of directors and senior management decided to not hold that stockholders’ meeting due to developments relating to a firm-fixed-price contract (Greek contract) with the Hellenic Republic of Greece (the Greek government). These developments included:

•	the delivery of a letter by us to representatives of the Greek government advising them that, unless agreement on a contract modification was reached, we would invoke arbitration under the provisions of the Greek contract

•	the initiation of an independent review by a special committee of independent directors with the assistance of an outside law firm to, among other things, identify the causes of the poor financial performance and continuing challenges of the Greek contract

On April 21, 2006, we instituted binding arbitration proceedings, in parallel with our continuing negotiations toward a contract modification, to pursue a final resolution of our rights and remedies under the Greek contract. The outcome of the arbitration is uncertain due to the complex nature of the legal and factual issues involved and the uncertainty of arbitration in general. However, by instituting arbitration, we believe we have established a process to obtain final resolution of the Greek contract issues even if an appropriate contract modification is not obtained.

In addition, the review by a special committee of independent directors was completed in April 2006, and the results of the review have been reported to our board of directors. Following completion of this independent review, our Chief Executive Officer has initiated an analysis of the observations and conclusions resulting from the review and begun the implementation of a number of improvements in our operational policies, processes and procedures with the goal of preventing the recurrence of problems experienced in the Greek contract in the future. The Greek contract status, contingencies and arbitration proceedings are described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Commitments and Contingencies - Firm Fixed-Price Contract with the Greek Government” in New SAIC’s Registration Statement on Form S-4 filed with the SEC.

Given the institution of binding arbitration to obtain final resolution of the Greek contract issues (if an appropriate contract modification is not obtained) and the completion of the independent review, we now expect to complete the IPO in the Fall of 2006.

Q30. What will we do with the proceeds from the IPO? Updated 25 July 2006

A. The proceeds of the IPO will be held by New SAIC and will be included in our consolidated cash balances, which are used for general corporate purposes, including working capital, capital spending and possible investments and acquisitions. However, the board of directors of Old SAIC intends to declare a special dividend that will be paid from cash held by Old SAIC to stockholders who will be holders of Old SAIC common stock as of the dividend record date to be set by the board of directors. The special dividend could exceed the net proceeds from the IPO, assuming the underwriters do not exercise their over-allotment option, by up to approximately $1 billion.

Q33. What is the amount of the special dividend? Updated 25 July 2006

A. The dividend is expected to range from approximately $10 to $15 per share of Old SAIC class A common stock and from approximately $200 to $300 per share of Old SAIC class B common stock.

Q41. What must I do to get my new class A preferred stock? Updated 25 July 2006

A. Your shares of Old SAIC common stock will be converted into the right to receive new class A preferred stock pursuant to the merger.

•	If you hold your shares directly in a book-entry account, they will be converted automatically and you will receive a statement for the shares of new class A preferred stock you own following the merger. You can confirm that your account is in book-entry form by reviewing the first page of a recent Stock Summary Statement previously mailed to you by Old SAIC.

•	If you hold your shares directly and they are represented by certificates at the effective time of the merger, we will send you a letter shortly after the merger explaining how you can surrender your certificates and receive your new class A preferred stock. All the shares to which you are entitled will be converted to book entry form, but your entire account (including any shares you may hold in book entry form) will be blocked by our transfer agent until your certificates are surrendered.

•	If you hold shares in one of our employee benefit plans, the plan will handle conversion of the shares without any action by you.

All the shares of new class A preferred stock issued pursuant to the merger will be uncertificated shares.

Q48. Will any additional transfer restrictions apply to our directors and executive officers? Updated 25 July 2006

A. In addition to the general transfer restrictions, shares of new class A preferred stock received in connection with the merger by our directors and executive officers, and shares of new common stock received by them on conversion of the new class A preferred stock, may not be sold, transferred or otherwise disposed of unless:

•	made in conformity with the requirements of Rule 145(d) under the Securities Act of 1933, as amended, or the Securities Act

•	made pursuant to an effective registration statement under the Securities Act

•	otherwise exempt from registration under the Securities Act

In addition, in connection with the proposed IPO, our directors and executive officers have entered into lock-up agreements with the underwriters of the IPO. Under these agreements, these directors and executive officers generally may not, during the period ending 180 days after the IPO, directly or indirectly sell or dispose of their capital stock without the prior written consent of Morgan Stanley & Co. Incorporated and Bear, Stearns & Co. Inc.

Q50. Can I buy or sell shares in the limited market before the IPO? Updated 25 July 2006

A. The last limited market trade prior to the proposed IPO occurred on June 30, 2006. If, however, the IPO is postponed, we intend to conduct a limited market trade at the same time as the retirement plans trades until the IPO process recommences. A retirement plans trade has been scheduled for October 27, 2006 and at least three additional retirement plans trade dates will be announced, at which time limited market trades also may be held if the IPO is postponed.

Q54. What are some of the significant changes to the proposed merger, IPO and related transactions since SAIC announced in December 2005 that the special stockholders meeting and planned IPO would be postponed? Updated 25 July 2006

A. There have been no material changes except the following:

•	The allocation among the series of new class A preferred stock has been changed to from 10% to 20% for new series A-1 preferred and from 30% to 20% for new series A-2 preferred. The allocation among the series of new class A preferred stock remains 30% for new series A-3 preferred and 30% for new series A-4 preferred. (Please see Question 12 of the Supplemental Q&A.)

•	The sale and transfer restriction periods for the series A-1 preferred has been changed to 90 days after the IPO. The sale and transfer restriction periods for the series A-2 preferred, series A-3 preferred and series A-4 preferred remains at 180 days, 270 days and 360 days after the IPO, respectively. (Please see Question 45 of the Supplemental Q&A.)

•	The range of the dividend has been changed from approximately $8 to $10 per share of Old SAIC class A common stock to approximately $10 to $15 per share of Old SAIC class A common stock and from approximately $160 to $200 per share of Old SAIC class B common stock to approximately $200 to $300 per share of Old SAIC class B common stock. (Please see Questions 136, 137 and 138 of the Supplemental Q&A.)

Q55. What are some of the important events associated with the IPO? When do we expect them to be completed? Updated 25 July 2006

A. A few important events and milestones associated with the merger, the IPO and related transactions are described below in the approximate order in which they are scheduled to occur:

•	Special Stockholders’ Meeting to approve the merger and related proposals (estimated to be August 29, 2006)

•	Offering pricing, fix record date for the special dividend and close IPO (estimated to occur in the Fall 2006 within six to eight weeks following the approval of the merger at the Special Stockholders’ Meeting). (Please see Question 21 of the Supplemental Q&A.)

The precise timing of the merger and IPO is subject to general market and economic conditions, the SEC’s review and comment process, and several other factors which we cannot control. Therefore, it is not possible to determine with certainty when we will complete the merger, the IPO and related transactions.

Q64. What are the scheduled dates for private transactions between SAIC and our retirement plans during 2006? Updated 25 July 2006

A. We held private retirement plan trades in May and June, 2006 and anticipate holding a retirement plan trade in October, 2006. The next scheduled date for private transactions between SAIC and our retirement plans is as follows together with corresponding deadlines:

Transaction Date	Deadline for exchanges submitted to Vanguard	Deadline for distributions submitted to Vanguard	Deadline for submitting rollovers to company stock
October 27, 2006	October 24, 2006	October 13, 2006	October 20, 2006

Q66. Can I request an in-kind distribution from the SAIC Retirement Plan before the dividend record date and IPO? Updated 25 July 2006

A. In-kind distributions are processed only in conjunction with the private transactions between our qualified retirement plans and the company. The most recent private retirement plan trade was held on June 30, 2006. We expect the June 30 trade to be the last private retirement plan trade before the IPO; however, there is no assurance when or if the IPO will be completed. Requests for in-kind distributions received will be held and not processed until the next retirement plans trade currently scheduled for October 27, 2006 (which may occur after completion of the IPO, if the IPO remains on its current schedule for completion in the Fall 2006).

Q90. What income tax treatment is SAIC seeking concerning the special dividend payable to the SAIC Retirement Plan? What guidance has SAIC sought from the IRS? Updated 25 July 2006

A. After consulting with our tax and legal advisers, we determined that the special dividend payable with respect to shares of Old SAIC common stock held by the SAIC Retirement Plan may be deductible by the company for Federal income tax purposes. The actual amount of the tax deduction, if any, will depend on the number of shares held by the SAIC Retirement Plan on the dividend record date and the amount of the special dividend determined by our board of directors. We currently estimate the deduction will be between $593 million and $890 million, assuming the special dividend is between $10 and $15 per share. If allowed by the IRS, this tax deduction will save between approximately $207 million and $311 million which SAIC otherwise would pay as additional federal income taxes based on our marginal federal income tax rate estimated for fiscal 2007. Because the potential benefit of the tax deduction to SAIC stockholders, including plan participants, is so large, we are seeking an advance ruling from the IRS to determine whether the special dividend payable to the SAIC Retirement Plan is likely to qualify as a tax deduction to the company. We understand that some plan participants would prefer to reinvest the special dividend proceeds in company stock in order to defer taxes, but we believe proceeding in the manner described above is in the best interests of all existing stockholders, including plan participants.

Q97. Have we received the ruling from the IRS? If not, when will the IRS issue its ruling, and what will the SAIC Retirement Plan do with the proceeds of the special dividend until the IRS completes its review? Updated 25 July 2006

A. The IRS has not yet issued its ruling and we cannot determine with certainty when the IRS will answer our request for a ruling concerning the tax treatment of the special dividend. The timing of the expected IRS ruling depends on the workload of the small number of IRS employees with the expertise relevant to this matter (among other things). Pending IRS review, the SAIC Retirement Plan trustee will hold the proceeds from the special dividend in the Vanguard Prime Money Market Fund, and no allocations or distributions of the dividend are expected to be made until we receive an IRS ruling.

Q105. Will I have an opportunity to transfer my shares of class A or class B common stock as part of my charitable giving and estate planning prior to the merger and the IPO? Updated 25 July 2006

A. Yes. However, unlike its historical practices, the company does not plan to repurchase shares of our stock transferred to charities. If stock is transferred to a charity and we then complete the merger and IPO, the charity will hold the stock subject to the same transfer restrictions as other stockholders. See Question 45 for a description of the transfer restrictions. If the IPO is not completed in the Fall of 2006 and additional limited market trades are held, a charity that has received stock may offer to sell the stock in any of those limited market trades if it held those shares as of the record date for the trade, submits a limit order by the applicable submission deadline and completes all other steps required to offer the shares for sale. Charities are not considered a “permitted transferee,” so after the IPO, you would be restricted from transferring shares of your new class A preferred stock to a charity until the applicable transfer restriction period expires.

October Retirement Plans Trade Q&A

Q113. What are the deadlines related to the retirement plan trade with the company which is currently scheduled for October 27, 2006? Updated 25 July 2006

A. Significant deadlines for the retirement plans trade are:

Event	October 27 Trade Schedule
Distribution Request Cutoff Date	October 13, 2006
Rollover Submission Cutoff Date	October 20, 2006
Board Pricing Date	October 20, 2006*
Exchange Submittal Cutoff Date	October 24, 2006
Exchange/Trade Date	October 27, 2006

*	The board of directors will establish the price on October 20, 2006 only if the IPO is not completed prior to that date.

Q114. When and how will we determine the price for the stock for the October 2006 trade between the company and the retirement plans? Updated 25 July 2006

A. If the IPO is not completed by October 20, 2006, we anticipate that our board of directors will meet on that date to establish the price of the class A common stock in the same manner and using the same methodologies which our board of directors customarily has used to establish the stock price. If the IPO is completed before October 20, 2006, we expect the price of new class A preferred stock to be based on the publicly traded price of new common stock.

Q121. Is the 2004 ESPP still in effect and will it continue to be available until the proposed IPO? Updated 25 July 2006

A. Prior to the IPO, the 2004 ESPP will remain in effect and payroll deductions will continue to be made in accordance with a participant’s authorization form. However, we anticipate that the last opportunity to purchase shares of class A common stock under the 2004 ESPP occurred on May 12, 2006. We have asked our stockholders to consider and vote to approve a new 2006 ESPP at the special meeting of stockholders. If approved by our stockholders, the new 2006 ESPP will replace the current 2004 ESPP after the IPO, and participants in the 2004 ESPP will become participants in the 2006 ESPP without any action required by them. Any cash balance accumulated in a participant’s purchase account would be transferred to the new 2006 ESPP automatically.

Q131. Will the special dividend paid on vested, directly held stock be taxed differently than the special dividend paid on unvested stock or stock held in deferred compensation accounts? Updated 25 July 2006

A. Yes. The special dividend payable on vested, directly-held stock will be taxable at the maximum rate of 15%. However, unless the participant has filed an election under Section 83(b) of the Internal Revenue Code, dividends payable on unvested stock will be taxable at ordinary income rates. In addition, dividends payable on stock held in the non-qualified stock deferral, or “rabbi trust,” plans will be taxable at higher ordinary income rates and will not be subject to the maximum rate of 15%.

ADDITIONAL SUPPLEMENTAL Q&A

Range of the Special Dividend

Q136. What is the new range of the special dividend? Added 25 July 2006

A. The range of the dividend has been changed from approximately $8 to $10 per share of Old SAIC class A common stock to approximately $10 to $15 per share of Old SAIC class A common stock and from approximately $160 to $200 per share of Old SAIC class B common stock to approximately $200 to $300 per share of Old SAIC class B common stock. (Please see Question 30 of the Supplemental Q&A.)

Q137. Why was the range of the special dividend changed? Added 25 July 2006

A. At its July 14th meeting, the board of directors reevaluated the company’s capital needs and the range of the special dividend in light of our current schedule for completing the IPO. You’ll recall that we announced a proposed special dividend range of $8 to $10 per share of Old SAIC class A common stock approximately one year ago when we filed our initial Form S-4. During this time, we generated excellent cash flow from operations due to the hard work of our employee-owners. Also, the amount of stock repurchased over this period by the company in the limited market and retirement plan trades has not exceeded the company’s estimates. Further, assuming we complete the IPO in late September or early October, we will no longer need to hold limited market trades, freeing up large cash balances retained in the past to provide the liquidity of future limited market trades. Given these conditions, the board decided to increase the range of the special dividend to $10 to $15 per share of Old SAIC class A common stock in order to maximize shareholder value.

The size of the special dividend is designed to optimize our balance sheet and achieve a more efficient capital structure appropriate for our anticipated working capital needs and near-term investment plans, including the most efficient balance of cash to debt following the merger and the IPO.

Q138. Will the increase in the size of the dividend impact our ability to have enough capital to meet our strategic needs? Added 25 July 2006

A. If the board ultimately declares the dividend at the high end of the range ($15 per share of Old SAIC class A common stock), after completion of the IPO and payment of the dividend, the company will continue to have a strong balance sheet. In addition, the company will have significant borrowing capacity under our recently renewed $750 million credit facility. We also will have publicly traded stock that could be used as currency to complete acquisitions. In summary, we believe that the company will have the necessary capital to execute its strategic plan after payment of a special dividend in the range of $10 to $15 per share of Old SAIC class A common stock.

Forward-looking Statements

This communication may contain forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Any such forward-looking statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, achievements or benefits to be materially different from any future results, levels of activity, performance, achievements or benefits expressed or implied by such forward-looking statements. As a result of these risks, uncertainties and other factors, readers are cautioned not to place undue reliance on any forward-looking statements included in this communication. These risks, uncertainties and factors are discussed in the filings of Science Applications International Corporation and SAIC, Inc. with the SEC, which are available without charge at the SEC’s internet site at http://www.sec.gov. The forward-looking statements speak only as of the date made. Neither Science Applications International Corporation nor SAIC, Inc. assume any obligation to update any forward-looking statements to reflect events or circumstances arising after the date as of which they are made or to conform such statements to actual results.

Additional Information and Where to Find It

More detailed information pertaining to the merger and related proposals of Science Applications International Corporation will be set forth in appropriate filings that have been and will be made with the SEC, including the proxy statement/prospectus contained in the registration statement on Form S-4 filed by SAIC, Inc. concerning the proposed merger and related proposals. We urge stockholders to read such documents that are or may be filed with the SEC when they are available because they will contain important information about the proposed merger and related proposals. Stockholders will be able to obtain a free copy of any filings, containing information about Science Applications International Corporation or SAIC, Inc., without charge, at the SEC’s internet site at http://www.sec.gov. Copies of any filings by Science Applications International Corporation or SAIC, Inc. can also be obtained, without charge, by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Science Applications International Corporation, SAIC, Inc. and their respective directors and executive officers may be deemed, under the SEC’s rules, to be participants in the solicitation of proxies from the stockholders of Science Applications International Corporation in connection with the proposed merger and related proposals. The names of the directors and executive officers of Science Applications International Corporation and SAIC, Inc. and their interests, direct or indirect, by security holdings or otherwise, in the proposed merger and related proposals are contained in the proxy statement/prospectus contained in a registration statement on Form S-4 filed by SAIC, Inc., which may be obtained without charge at the SEC’s internet site at http://www.sec.gov, or by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel by email to SECfilings@saic.com.